UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 14, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

IMH Financial Corporation

File No. 333-164087 - CF#25187

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       IMH Financial Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on December 31, 2009, as amended.

       Based on representations by IMH Financial Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through May 10, 2020
Exhibit 10.7	through May 10, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd Schiffman
Assistant Director